Mail Stop 3561

March 7, 2007

Via Fax & U.S. Mail

Mr. Jack Brucker
President and Chief Executive Officer
Rural/Metro Corporation
9221 East Via de Ventura
Scottsdale, Arizona 85258

      Re: **Rural/Metro Corporation**
              Form 10-K for the year ended June 30, 2006
              Filed September 22, 2006
              File No. 000-22056

Dear Mr. Brucker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Accounting Branch Chief